July 22, 2014

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Amanda Ravitz
Daniel Morris
Jeanne Bennett
Brian Cascio

Re:	Capnia, Inc.
Registration Statement on Form S-1; Amendment No. 1
Submitted July 1, 2014
Registration No. 333-196635

Ladies and Gentlemen:

On behalf of Capnia, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 11, 2014 relating to the Amendment No. 1 to the Company’s Registration Statement on Form S-1 (Registration No. 196635) filed with the Commission on July 1, 2014 (the “Registration Statement”). The Company has also revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 2 to the Registration Statement (the “Revised Registration Statement”) which reflects these revisions and updates and clarifies certain other information.

In this letter, we have recited the comments from the Staff in italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Revised Registration Statement. Except as otherwise specifically indicated, page references herein correspond to the page of the Revised Registration Statement. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

CoSense, page 1

1. Your response to prior comment 1 does not address the final two sentences of the comment. Accordingly, please revise your summary disclosure concerning the AAP guideline

Securities and Exchange Commission

July 22, 2014

recommendations to reflect the uncertainty expressed in your risk factor disclosure concerning these same guidelines. In this regard, your disclosure on page 1 indicates that the AAP guidelines unequivocally recommend the use of ETCO testing; however, your disclosure on page 17 indicates that you “interpret” the AAP guidelines as recommending the use of ETCO testing while highlighting risks stemming from the fact that the guidelines are “subject to physician interpretation.”

RESPONSE TO COMMENT 1: The Company acknowledges the Staff’s comment and has revised its disclosures on pages 2, 17 and 77 of the Revised Registration Statement. We have made the sections consistent with one another in their description of the guideline’s recommendation and the commentary regarding physicians’ discretion to practice.

Market, Industry and Other Data, page 54

2. We refer to your revisions on pages 54 and 93 in response to prior comment 5. We note that your revised disclosure on page 93 includes a summary of a 2012 independent market research survey of 140 allergic rhinitis sufferers. We also note that your disclosure in the June 10, 2014 Form S-1 indicated that you commissioned Charles River Associates to perform this survey. Accordingly, please identify the party who conducted the market survey and file their consent as an exhibit to the registration statement. Refer to Rule 436(a).

RESPONSE TO COMMENT 2: The Company acknowledges the Staff’s comment and has revised its disclosures in the Revised Registration Statement to omit the reference to the 2012 independent market research study that was formerly on page 93 of the Registration Statement.

Respectfully submitted,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Elton Satusky

Elton Satusky

cc:	Anish Bhatnagar
3 Twin Dolphin Drive, Suite 160
Redwood City, CA 94065

Michael Danaher
Elton Satusky
Wilson Sonsini Goodrich & Rosati
650 Page Mill Rd. Road
Palo Alto, CA 94304